April 1, 2025

Marcela Castro
Chief Financial Officer
IperionX Limited
129 W Trade Street Suite 1405
Charlotte, North Carolina 28202

       Re: IperionX Limited
           Form 20-F for the Fiscal Year ended June 30, 2024
           Filed October 30, 2024
           File No. 001-41338
Dear Marcela Castro:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation